Exhibit 99.1

Therapix Biosciences Announces Canadian Product License Issuance for TheraPEA (CannAmide™), a Non-Opiate Based Pain Management Supplement

TEL AVIV, Israel, July 31 2019 /PRNewswire Therapix Biosciences Ltd. ("Therapix" or the "Company") (NASDAQ: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today the issuance of a product license for its proprietary Palmitoylethanolamide (PEA) oral tablet CannAmide™ by Health Canada's Natural and Non-prescription Health Products Directorate (NNHPD) for the recommended use as an anti-inflammatory and to help relieve chronic pain.

This license is issued by Health Canada under the authority of the Natural Health Products Regulations. Dosage form of the described natural health product is tablets composed of 400mg PEA with a recommended dose of 1 tablet 3 times daily. CannAmide was approved for the use as an anti-inflammatory to help relieve chronic pain.

Chronic pain is estimated to affect 38% of people worldwide, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for living with disability is characterized by the presence of different kinds of pain. With the NNHPD license, the Company will now be able to offer crucial and improved access to safe and beneficial non-opiate pain management products.

CannAmide is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or no abuse liability. Although numerous clinical trials have shown the favorable effect of PEA, as an analgesic agent it has low solubility.  Using our proprietary CannAmide, Therapix offers an immediate release formulation to improve bioavailability.

"Today's approval of CannAmide is an important milestone for Therapix, offering consumers a safe, effective and immediate release formulation of PEA. Consumers now have access to a product that has been manufactured under Good Manufacturing Practice (GMP) to also assure quality and consistency," said Dr. Ascher Shmulewitz, Therapix's Chairman and interim CEO. "This is the first product approval Therapix has received," continued Dr. Shmulewitz.

On July 23, 2019, Therapix announced the signing of a letter of intent for a proposed merger with Destiny Bioscience Global Corp. The transaction will create a combined company that focuses on Therapix's proprietary IP and related technology, and assets pertaining to all clinical stage pharmaceutical applications and Destiny's genomics-based breeding techniques and development capabilities. The product license issuance for Therapix's CannAmide furthers the joint strategy that Therapix and Destiny are pursuing.

"We are very excited by the opportunity to use proprietary CannAmide, based on enhancement of the endogenous cannabinoids. Therapix is a first-mover in the industry to offer a patented approach enabling the combination of CannAmide with cannabinoids. The potential synergy with Destiny Bioscience is by leveraging the entourage effect of both botanical and endogenous cannabinoids," said Gordon Reykdal, Destiny's CEO. "The CannAmide product license further bolsters the strategic rationale of our planned merger with Therapix," continued Mr. Reykdal.

About CannAmide™
CannAmide™ is a proprietary oral formulation containing Palmitoylethanolamide (PEA), a cannabimimetic compound and lipid messenger hypothesized to reduce pain and inflammation. These activities are mediated through a variety of endocannabinoid driven activities. PEA does not bind the classical cannabinoid receptors but may indirectly stimulate the effects of both phyto- and endocannabinoids. Therapix developed an immediate unique oral formulation CannAmide with each dose containing 400mg active pharmaceutical ingredient.

About Therapix Biosciences
Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and for the treatment of Pain; and THX-160 for the treatment of pain and CannAmide. Please visit our website for more information at www.therapixbio.com, the content of which is not part of this press release.

About Destiny Biosciences
Destiny Bioscience Global Corp is a science-based cannabis genetics and tissue culture research and development company, based in Edmonton, Alberta, Canada, with a unique seed bank containing in excess of 700 rare heirloom and landrace strains of cannabis. Destiny combines high throughput genomics-based breeding techniques with organic cultivation techniques, to supply true-to-type certified pest and disease-free cannabis clones, and true cannabis-derived pharmaceutical-grade products. The new 254,000 square feet state-of-the-art ISO level 6 commercial tissue culture facility under construction, one of the largest of its kind in the world, will support large scale genome sequencing, pathway discovery research and biochemical profiling aimed at obtaining intellectual property rights for cannabinoid and terpene biosynthesis pathways for medicinal use including medicinal formulations for specific diseases conditions. More information is available at https://www.destiny.ca/, the content of which is not part of this press release.

Forward-looking statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the potential benefits from the Company's products, its ability to offer crucial and improved access to safe and beneficial non-opiate pain management products, the proposed merger with Destiny Bioscience and the Company's strategy. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions.  Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com

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